Exhibit (h)(3)

COMPLIANCE SERVICES AGREEMENT
AGREEMENT dated as of December 11, 2020 (the "Effective Date") by and between Modern Capital Funds Trust (the "Trust"), a Delaware statutory trust, and Cipperman Compliance Services, LLC ("CCS"), a Pennsylvania limited liability company.
WHEREAS, the Trust is an investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");
WHEREAS shares of beneficial interest in the Trust are divided into separate series (each, a "Fund"; together, the "Funds") including the Modern Capital Tactical Opportunities Fund (the "MCTO Fund");
WHEREAS the Funds are advised by Modern Capital Management Co. (the "Advisor");
WHEREAS the Board of Trustees of the Trust (the "Board") is required to implement a compliance program pursuant to Rule 38a-1 ("Rule 38a-1") of the 1940 Act including the designation of a chief compliance officer (the "CCO");
WHEREAS the Trust wishes to engage CCS initially to provide certain compliance services for the MCTO Fund and may engage CCS to provide similar services to other Funds;
WHEREAS CCS wishes to provide such services to the Trust under the conditions set forth below;
NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Fund and CCS agree to the Terms and Conditions described in Exhibits A-D.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MODERN CAPITAL FUNDS TRUST
By:  /s/ Brad Atkins
Name:  Brad Atkins
Title:  Chairman

CIPPERMAN COMPLIANCE SERVICES, LLC
By:  /s/ Todd Cipperman
Name:  Todd Cipperman
Title:  Managing Member

Exhibit A
Services
Base Services to be provided to the MCTO Fund and additional Funds designated by the Board (included in monthly fee):
1.
Chief Compliance Officer. We will designate a member of our staff to serve as Chief Compliance Officer pursuant to Rule 38a-1.  The CCO will be responsible for administering the Fund's policies and procedures, reporting to the Board, providing the annual written compliance report, and any other matters requited of a CCO under the Investment Company Act.

2.
Relationship Manager. We will designate a member of our team to serve as your designated Relationship Manager ("RM").    The RM will be responsible for delivering our services and ensuring that we meet your expectations.

3.
Policies  and Procedures. We will draft and proactively maintain   and update   the Fund’s compliance manual to reflect regulatory changes and changes to the Fund's business.   We will draft all policies and work with management and the Board   to include all recommended revisions and changes (one aggregate amendment per year unless requited by law).  We will monitor the industry and regulatory developments and recommend changes to policies and procedures as appropriate.

4.
Compliance Review. We will conduct the annual review of the adequacy and effectiveness of the policies and procedures of the Fund and the relevant service providers.  Pursuant to Rule 38a-1(a)(4)(iii), the annual  report  will address  (A) the operation of the policies and procedures of  the  fund  and  each  investment adviser,  principal  underwriter, administrator, and  transfer agent of the fund,  any material changes  made  to those  policies and procedures since the date of the las t report, and any material changes  to the policies and procedures recommended as a result  of the annual  review ... ; and  (B) each Material  Compliance Matter  (as defined in Rule 38a-1(e)(2)) that occurred since the date of the last report. The review will include a review of the policies and procedures, interviews of key personnel, obtaining certifications, conducting rolling site visits of service providers, reviewing internal and/ or third patty compliance and internal control reports, reviewing cited regulatory deficiencies and/ or exam results, noting observed risks, and testing implementation.

5.
Compliance Report. We will prepare a detailed written report of our annual compliance program review.   The report will include a comprehensive testing matrix accompanied by a written report discussing the most significant issues.  The report will also describe remediation efforts with respect to prior year’s findings.   We will then discuss the report with the Board at an in-person meeting.

6.	On-Site Review. We will conduct an annual on-site due diligence review of the investment adviser.

7.
Sub-Adviser Due Diligence (if applicable). We will conduct an onsite due diligence review of the operations of each Sub-Adviser at least once every 24 months and conduct a phone due diligence for the interim fiscal years.

8.	Service Provider Due Diligence. We will conduct regulatory due diligence of all38a-1 service providers.
9.	Compliance Calendar. We will create, implement, and follow a detailed compliance calendar and project plan to ensure the timely completion of all compliance activities by all relevant parties.
10.
Board Meetings. A representative from CCS will attend all Board meetings and report material compliance issues to the Board.  We will also review certifications of various service providers and make a series of written compliance certifications.

11.
Certifications. We will ensure that all relevant personnel and service providers receive and understand the compliance policies and procedures, obtain certifications with respect thereto, and obtain quarterly compliance certifications for delivery to the Board.

12.
Regulatory  Exams. We will provide   support related   to responding to regulatory exams conducted by the SEC (24 hours per year).  This will include assembling materials in response to requests, interfacing with the exam staff, and preparing a written response to deficiencies.

13.	Advice, Guidance. and Support. We will provide real-time advice and guidance to Management or the Board with respect to any compliance and regulatory question.
14.
Code of Ethics. We will utilize our proprietary technology and process to manage all processes under the Fund's Code of Ethics including obtaining certifications, cross-checking personal trading account records, and preclearing transactions (up to 10 Access Persons).

15.	Marketing Materials. We will review all fund marketing materials for compliance with SEC rules.

Additional Services (not included in monthly fee):
-	Implementing operational procedures.
-	Training other than as described in Base Services.
-	Assisting with licensing requirements for individuals.
-	Conducting email reviews.
-	Responding to regulatory examinations in excess of the hours described in Base Services.
-	Responding to client inquiries or RFPs.
-	Utilizing third party technology (including manual) to manage the Code of Ethics processes.
-	A compliance review required within 6 months of the Effective Date.

-	Conducting initial reviews of Adviser or Sub-Advisers for Board approval.
-	Providing compliance services to affiliates.
-	Providing compliance services with respect to other jurisdictions, statutes, or regulations, other than as described herein.
-	Providing services before or after the Term hereof.
-	Providing services not described above under “Base Services;" and
-	Providing other compliance services as reasonably requested.

Exhibit B
Fees and Term
Fee for Base Services:
•	Per Adviser and Sub-Adviser: $15,000/year (includes first fund managed by Adviser or Sub-Adviser)
•	Per Fund: $5000/year for evei-y additional Fund managed by the same Adviser or Sub- Adviser)
•	Minimum: $36,000 per year
Hourly rate for additional services: $500/hour
Initial Term: 24 months